Financial Statements and Independent Accountant's Review Report

StarringClaraBow, Inc., a Wyoming corporation
For the period ended October 31, 2016



Prepared by
CODEaccounting

Prepared on
October 31, 2016

Table of Contents

Independent Accountant's Review Report

To: The Board of Directors of StarringClaraBow, Inc.
For: Regulation CF offering at StartEngine.com in Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of StarringClaraBow, Inc. (Wyoming corporation), which comprise the balance sheet as of October 31st, 2016, the related Income Statement, and the Statement of Cash Flows, for the period from August 23rd, 2016 (inception) to October 31st, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Sean Allaband, CPA
CODEaccounting - CEO
249 W. Jackson Street #260
Hayward, CA 94544
October 31st, 2016



Income Statement

August 23 - October 31, 2016

	Total
INCOME	
Licensing Sales	5,000.00
Total Income	**5,000.00**
EXPENSES	
Bank Charges	100.00
Dues & subscriptions	1,247.20
Interest Expense	50.00
Legal & Professional Fees	6,500.00
Meals and Entertainment	994.67
Office Expenses	43.72
Outside Services	960.00
Rent Expense	5,000.00
Travel	1,625.75
Total Expenses	**16,521.34**
NET OPERATING INCOME	**-11,521.34**
NET INCOME	**$ -11,521.34**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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Balance Sheet

As of October 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
City National Bank Checking (1545)	3,878.66
Total Bank Accounts	**3,878.66**
Accounts Receivable	
Accounts Receivable (A/R)	5,000.00
Total Accounts Receivable	**5,000.00**
Total Current Assets	**8,878.66**
Fixed Assets	
Intellectual Property	10,233,000.00
Total Fixed Assets	**10,233,000.00**
TOTAL ASSETS	**$10,241,878.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	350.00
Total Accounts Payable	**350.00**
Total Current Liabilities	**350.00**
Long-Term Liabilities	
Notes Payable	20,050.00
Total Long-Term Liabilities	**20,050.00**
Total Liabilities	**20,400.00**
Equity	
Common Stock	10,233,000.00
Retained Earnings	
Net Income	-11,521.34
Total Equity	**10,221,478.66**
TOTAL LIABILITIES AND EQUITY	**$10,241,878.66**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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Statement of Cash Flows

August 23 - October 31, 2016

	Total
OPERATING ACTIVITIES	
Net Income	-11,521.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5,000.00
Accounts Payable (A/P)	350.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,650.00**
Net cash provided by operating activities	**-16,171.34**
INVESTING ACTIVITIES	
Intellectual Property	-10,233,000.00
Net cash provided by investing activities	**-10,233,000.00**
FINANCING ACTIVITIES	
Notes Payable	20,050.00
Common Stock	10,233,000.00
Net cash provided by financing activities	**10,253,050.00**
NET CASH INCREASE FOR PERIOD	**3,878.66**
CASH AT END OF PERIOD	**$3,878.66**

Statement of Stockholder's Equity

StarringClaraBow Inc.

October 31st, 2016

As prepared by StarringClaraBow, Inc. (unaudited)

	Common Stock		Net Income	Retained Earnings	Total Equity
	Shares	Price			
Balance Upon Inception	1,023,300	$10,233,000.00	$11,521.34	$0.00	$10,221,478.66

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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Notes to Financial Statements

StarringClaraBow, Inc.

NOTES TO FINANCIAL STATEMENTS
For the period from August 23rd, 2016 (inception) to October 31st, 2016

NOTE 1: NATURE OF OPERATIONS

StarringClaraBow, Inc. (the "Company"), is a corporation organized August 23rd, 2016 under the laws of Wyoming. The corporate headquarters are located at 1712 Pioneer Ave, Suite 1609, Cheyenne, Wyoming 82001. The Company was formed around the creation, production, and implementation of a musical performance. All rights to the intellectual property created for the show are owned by the corporation, including future licensing and publishing rights and road shows.

As of October 31st, 2016, the Company has commenced operations and development of the musical performance. The Company's activities since inception have consisted of formation activities, casting for the lead role, completing multiple performances of the entire musical, and preparations to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to complete the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated profits since inception, and has sustained a net loss of $11,471 for the period ended October 31st, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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Cash Equivalents

The Company considers short-term investments with original maturities of three months or less to be cash and cash equivalents. At October 31st, 2016, cash and cash equivalents consisted of cash deposited with financial institutions.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. The $5,000 in licensing revenue receivable is due from a related party. There are no associated allowances for doubtful accounts established as of October 31st, 2016.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The cost of maintenance and repairs, renewals and improvements, which do not significantly extend the useful lives of the assets, are expensed as incurred. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $2,500. No property and equipment has been recorded as of October 31st, 2016.

Intellectual Property

Intellectual Property was valued using the Market Approach: The market approach values intellectual property by comparing the subject asset to publicly available transactions involving similar assets with similar uses. This provides a reasonable indication of value, if an active market exists that can provide examples of recent arm's-length transactions, with adequate information regarding terms and conditions. It was determined by management that if *"Starring Clara Bow"* is only moderately successful, compared to other recent musical theatre productions, it will gross $30,000,000 the first year. The value of future estimated cash flows from operations, discounted to the present time period, was determined to be valued at $10 per share.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. The carrying amounts reported in the balance sheet approximate fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, delivery has occurred or services have been provided, the fee is fixed or determinable and collection is reasonably assured. As of October 31st, 2016, $5,000 of licensing income has been earned and recognized.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the proposed offering discussed in Note 7. No offering costs were incurred during the period ended October 31st, 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company's 2016 inception date no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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jurisdiction.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended October 31st, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on August 23rd, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: CONVERTIBLE NOTE PAYABLE

The Company issued a convertible note payable in the amount of $15,000 on September 26th, 2016, the note accrues simple interest at 3% per annum through the maturity date. The note matures on September 26th, 2019, at which time, and any time thereafter, principal and accrued interest are payable at the Company's election or on demand by the note holder. The note is a general unsecured obligation of the Company.

The Company issued a convertible note payable in the amount of $5,000 on October 3rd, 2016, the note accrues simple interest at 3% per annum through the maturity date. The note matures on October 3rd, 2019, at which time, and any time thereafter, principal and accrued interest are payable at the Company's election or on demand by the note holder. The note is a general unsecured obligation of the Company.

These notes are convertible into 4,750 shares of common stock at the next equity financing, upon a corporate transaction, or at maturity, under the following conditions:

Equity Financing Conversion: The principal balance and unpaid accrued interest will automatically convert to common stock at the closing of the next qualifying round of equity financing. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion feature on this note was trivial based on the issuance date fair value of the Company's common stock. Further, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, a beneficial conversion feature was not recorded as a note discount at the issuance date of his note.

Corporate Transaction Conversion: In the event of a corporate transaction, prior to the conversion or repayment of the note, defined as:

1) The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; or

2) The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

3) The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding

voting securities of the Company (or the surviving or acquiring entity).

The Company analyzed the conversion feature of the note to determine whether it qualifies as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, this conversion feature is not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

Maturity Conversion: At any time on or after the maturity date, at the election of the holder, the note will convert into the number of conversion shares equal to the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest of the note on the date of such conversion (as defined in the convertible note agreement). The Company analyzed the conversion feature of the note to determine whether it qualifies as a beneficial conversion feature, and determined that based on the fair value of the Company's common stock at the note's issuance date, this conversion feature is not beneficial. Accordingly, a discount was not recorded against the note related to the conversion feature.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has reserved for issuance 1,128,050 total shares through October 31st, 2016 and has reserved for future issuance the remaining authorized shares. The Company has received funds in the amount of $20,000 for the issuance of convertible notes, which will convert into 4,750 shares of common stock, and 1,023,300 shares were issued in exchange for intellectual property and production services. The holders of each share of common stock shall have the right to one vote for each share. The Company considered the book value and limited operating activity as of this share issuance, and determined the issuance prices approximated the fair value of the shares issued.

NOTE 6: RELATED PARTIES

Prior to the Company's creation of a bank account, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. At October 31st, 2016, all such amounts had been paid in full, and are no longer due to the related parties.

There is also an invoice for $5,000 that was recorded as revenue for personal licensing of the songs and lyrics to a related party. This agreement was meant to solidify the transference of intellectual property and it has been documented with a properly executed agreement. At October 31st, 2016, the amount of this invoice has not yet been paid to the Company.

NOTE 7: SUBSEQUENT EVENTS

During 2016, the Company has commenced efforts towards an equity offering through Regulation CF to raise up to $1,000,000. The filing preparations are in process and the offering is intended to be filed with the Securities and Exchange Commission on or after November 1st, 2016. The board of Directors has authorized the Company to issue 100,000 shares of common stock to potential investors through a regulation CrowdFunding offering.

The Company has evaluated subsequent events through October 31st, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.